OJSC NOVOLIPETSK STEEL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance [redacted]
Mail Stop 3628
100 F Street, NE
Washington DC 20549

17 October 2006

Re: OJSC Novolipetsk Steel (File No. 82-35021)
On-going Disclosure Pursuant to Rule 12g3-2(b) under the
US. Securities Exchange of 1934, as amended

SUPPL

Ladies and Gentlemen:

On behalf of OJSC Novolipetsk Steel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of the Russian Federation, including pursuant to the requirements of the Federal Service for Financial Markets; (ii) filed or become required to file with the United Kingdom Listing Authorities, the London Stock Exchange or the Russian Trading System stock exchange on which its securities are traded and which is made public thereby; or (iii) has distributed or become required to distribute to its security holders:

1. 15-Aug-06, NLMK completes the acquisition of a 100% interest in VIZ Stal
2. 16-Aug-06, Dividend Declaration
3. 16-Aug-06, NLMK Statement Re OJSC KMA Ruda
4. 16-Aug-06, NLMK agrees to sell KMA Ruda
5. 12-Sep-06, NLMK H1 2006 US GAAP Results
6. 13-Sep-06, NLMK's Board of Directors approves key parameters of the second phase of the Technical Upgrading Program
7. 26-Sep-06, NLMK completes the disposal of KMA Ruda
8. 02-Oct-06, Extraordinary General Meeting (EGM) – Results
9. 11-Oct-06, NLMK releases trading update for Q3 2006
10. 15-Aug-06, Statement of data that may have a significant impact on the Joint-Stock Company's security price

dlw 11/1

11. 16-Aug-06, Statement of data that may have a significant impact on the Joint-Stock Company's security price

12. 16-Aug-06, Material fact statement " Closing dates of the issuer's register"

13. 01-Sep-06, Statement of data that may have a significant impact on the Joint-Stock Company's security price

14. 04-Sep-06, Material fact statement " Data on accrued and (or) paid yield on the issuer's securities" and "Data on maturity dates of the issuer's liabilities to security holders"

15. 25-Sep-06, Statement of data that may have a significant impact on the Joint-Stock Company's security price

16. 02-Oct-06, Material fact statement "Data on resolutions passed by the general meetings"

17. 02-Oct-06, Material fact statement "Data on accrued and (or) paid yield on the issuer's securities"

18. Information on NLMK's observance of mandatory conditions for the admission and maintaining of shares in the Official List "B" of MICEX "B", relevant to III quarter 2006

If you should have any questions or comments, please call the undersigned at +7 (495) 411 7355.

Very truly yours,

Anton Bazulev

Director, Investor and Government Relations

Enclosures

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Trading Update for Q3 2006
Released	13:22 11-Oct-06
Number	3112K

Novolipetsk Steel (NLMK) releases trading update for Q3 2006

OJSC Novolipetsk Steel (LSE: NLMK) today released the following regular trading update fc

1. Production*

The table below shows the production volume of NLMK's principal steel products on its mair

	Q3 2006	**Q2 2006**	**Q3 2005**	***Change (%)***	
	Amount	*Amount*	*Amount*	Q306 /Q305	Q306 /Q206
	(in million of metric tonnes, except for percentages)				
Pig Iron	2,247	2,322	1,911	17,6%	-3,2%
Steel	2,218	2,301	2,095	5,9%	-3,6%
*Slabs***	0,850	0,977	0,727	16,9%	-13,0%
*Hot-rolled steel***	0,361	0,359	0,523	-31,0%	0,5%
*Cold-rolled steel***	0,465	0,451	0,461	0,8%	3,1%
*Hot dip galvanized steel***	0,112	0,104	0,057	94,6%	7,3%
*Pre-painted steel***	0,092	0,079	0,073	26,1%	16,5%
*Non-grain-oriented steel***	0,092	0,083	0,074	24,5%	11,0%
*Grain-oriented steel***	0,037	0,034	0,031	20,8%	8,5%

The table below shows the principal product tonnage produced at NLMK's Danish subsidian

	Q3 2006	**Q2 2006**	**Q3 2005**	***Change (%)***	
	Amount	*Amount*	*Amount*	Q306 /Q305	Q306 /Q206
	(in million of metric tonnes, except for percentages)				
Heavy plates	0,096	0,111	0,085	12,2%	-13,4%

The table below shows the production volume of NLMK's mining segment:

	Q3 2006	**Q2 2006**	**Q3 2005**	***Change (%)***	

	Amount	Amount	Amount	Q306 /Q305	Q306 /Q206
	(in million of metric tonnes, except for percentages)				
Iron ore					
Iron ore concentrate	2,911	2,817	2,689	8,3%	3,3%
Sinter ore	0,346	0,380	0,200	73,0%	-8,9%
Coal					
Coking coal	0,678	0,605	0,632	7,3%	12,1%
Energy coal	0,137	0,141	0,192	-28,5%	-2,8%
Other raw materials	0,211	0,201	0,238	-11,5%	5,0%

The table below shows the principal product tonnage produced at Altai-koks:

	Q3 2006	**Q2 2006**	**Q3 2005**	**Change (%)**	
	Amount	Amount	Amount	Q306 /Q305	Q306 /Q206
	(in million of metric tonnes, except for percentages)				
Coke	0,807	0,644	0,581	38,9%	25,3%

** All information on Q3 2006 production volumes is preliminary and may be subject to change;*
*** Saleable products*

2. Realized prices*

Realized prices are calculated by dividing sales revenue by sales volume. Such calculation does not differentiate between particular product types and grades within a product sub-category. Realized prices are not indicative of actual contract prices and can serve as an approximation only. All information on Q3 2006 prices is preliminary and may be subject to change.

The table below shows the average price realized for each of NLMK's main steel products:

	USD per tonne (FCA)*			**Change (%)**	
	Q3 2006	**Q2 2006**	**Q3 2005**		
				Q306 /Q305	Q306 /Q:
Pig Iron	258	213	209	23,3%	20,9%
Slabs	454	326	249	82,3%	39,3%
Hot-rolled steel	585	507	418	40,1%	15,4%
Cold-rolled steel	630	548	517	21,8%	14,9%
Hot dip galvanized steel	936	793	775	20,7%	18,1%
Pre-painted steel	1 037	933	901	15,0%	11,1%
Non-grain-oriented steel	680	652	650	4,7%	4,3%
Grain-oriented steel	3 234	2 927	2 657	21,7%	10,5%

The table below shows the DanSteel A/S average heavy plate prices:

	USD per tonne (FCA)*			Change (%)	
	Q3 2006	Q2 2006	Q3 2005		
				Q306 /Q305	Q306 /Q2
Heavy plates	778	681	829	-6,2%	14,2%

The table below shows the average price realized for each of NLMK's main mining products prices:

	USD per tonne (FCA)*			Change (%)	
	Q3 2006	Q2 2006	Q3 2005		
				Q306 /Q305	Q306 /Q2(
Iron ore					
Iron ore concentrate	54,0	36,3	39,3	37,6%	49,0%
Sinter ore	20,7	19,4	17,9	15,7%	6,4%
Coal					
Coking coal	54,3	52,5	51,1	6,2%	3,3%
Energy coal	19,3	11,4	13,8	39,6%	68,5%

The table below shows the Altai-koks average coke prices:

	USD per tonne (FCA)*			Change (%)	
	Q3 2006	Q2 2006	Q3 2005		
				Q306 /Q305	Q306 /Q2(
Coke (moisture 6%)	104,1	107,7	113,0	-7,8%	-3,3%

* *Excluding freight charge*

3. Management Board comments

Q3 2006 was marked by a substantial increase in steel production compared with Q3 2005. The greater volumes of high value-added products combined with decrease in hot-rolled steel production on q-o-q basis have resulted in improved sales mix.

Despite a slight decrease in pig iron and crude steel production during Q3 2006 compared to Q2 2006, the production of high value-added products increased during the reporting period. The reduction of pig iron and crude steel production is explained by planned mid-year maintenance activities. The decrease in production at DanSteel A/S in Q3 2006 compared to previous quarter is also attributable towards planned maintenance activities.

As for NLMK's mining and coke-chemical segments, iron ore concentrate, coking coal and coke production in Q3 2006 rose compared to both Q2 2006 and Q3 2005.

The favorable market environment during Q3 2006 resulted in growing prices for most of company's products in comparison with the previous quarter. The company's average prices throughout the product portfolio in Q3 2006 were higher than during Q3 2005.

4. Outlook

NLMK's consolidated sales revenue in Q3 2006 will benefit from rising steel prices

compared with Q2 2006 and Q3 2005. In addition, Q3 2006 sales revenue will reflect the consolidation of VIZ-Stal since mid-August 2006.

The increase in the company's average prices combined with greater volumes of high value-added products in Q3 2006 will result in improved operating profit compared with the previous quarter. In Q4 2006 we expect the market to stabilize although there is a possibility that prices may decline.

NLMK will announce its US GAAP results for the 9 months ended 30 September 2006 in the

For further information:

NLMK

Anton Bazulev +7 495 915 1575

Financial Dynamics

Jon Simmons +44 207 831 3113

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RECEIVED
2006 OCT 31 P 3:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	EGM Statement
Released	07:00 02-Oct-06
Number	7409J

Novolipetsk Steel (NLMK)
02 October 2006

EXTRAORDINARY GENERAL MEETING (EGM) - RESULTS

Novolipetsk Steel (LSE: NLMK), the leading Russian steel producer, announces the results of voting on the resolution proposed at the Extraordinary General Meeting held on 29 September 2006.

The following resolution was put to NLMK's shareholders on a poll at the Extraordinary General Meeting, and the results of voting were as follows:

	Resolution	Votes For	Votes Against	Votes Abstained	Results
1	To approve the dividends for the first half of 2006 in the amount of 1.5 ruble per common share.	5 521 839 828	580 897	36 036	carried

Further to the Dividend Declaration on 16 August 2006, the Board of Directors approved a record date for the half-yearly dividend of 16 August 2006 (00:00).

NLMK transfers funds for dividend payments on Global Depositary Shares (GDSs) to the depositary bank on 23 November 2006. Depositary bank sets payment date no later than 5 days after receipt of funds. Dividends on GDSs will be paid, by default, in U.S. dollars (USD) based on USD/RUR spot F/X rate on the day of currency conversion by the depositary bank.

For further information:

NLMK
Anton Bazulev +7 495 915 1575

Financial Dynamics
Jon Simmons +44 207 831 3113
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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Disposal
Released	07:01 26-Sep-06
Number	4660J

Novolipetsk Steel (NLMK)
26 September 2006

Novolipetsk Steel (NLMK) completes the disposal of KMA Ruda

Further to the announcement on August 16th, 2006, Novolipetsk Steel (LSE: NLMK), a leading Russian steel producer, has completed the disposal of its stake of 92.04% (236,605 ordinary shares) in OJSC "KMA Ruda". As stated previously, the deal is valued at USD 300 million in cash. The 59.99 % interest in KMA Ruda was sold to OJSC "KOKS" and 32.04 % interest was sold to Lesser Enterprises Limited Company for USD 195.5 and 104.5 million respectively.

This disposal is in line with NLMK's recently announced sustainable growth strategy for 2007-2011. One of the key elements of the strategy is unlocking the value of non-strategic assets.

For further information:

NLMK
Anton Bazulev +7 495 915 1575

Financial Dynamics
Jon Simmons +44 207 831 3113

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Technical Upgrading Program
Released	16:19 13-Sep-06
Number	9160I

13.09.2006

NLMK's Board of Directors approves key parameters of the second phase of the Technical Upgrading Program.

The Board of Directors has approved the key parameters of the second phase of the Technical Upgrading Program, covering the period from 2007 to 2011. The Program was developed in accordance with the sustainable growth strategy of Novolipetsk Steel (LSE: NLMK), which is aimed at maintaining the Group's position among the world's most efficient steel companies.

Key strategic goals of the second phase of the Technical Upgrading Program:

1. To increase crude steel production from 9 million tonnes per year up to 12.4 million tonnes per year.

The Technical Upgrading Program foresees growth of crude steel production to 12.4 million tonnes per year (+40%) by 2011. The increase in crude steel production volumes will primarily be achieved by the construction of new blast furnace #7, with capacity of 3.4 million tonnes per year. NLMK is also planning to renovate three out of five blast furnaces and BOF (Basic Oxygen Furnace) Shops #1 and #2. The major investments in the segment are the following:

- Blast furnace division – USD0.9 bln
- Steelmaking division – USD1.0 bln
- Infrastructure and auxiliary facilities investments – over USD0.1 bln

2. To develop iron ore and coking coal assets to achieve 100% self-sufficiency of the steelmaking segment in major raw materials, taking into account the projected increase in steel production volumes.

Implementation of the second phase of the Technical Upgrading Program foresees the construction of an iron-ore pellet plant at Stoilensky GOK with production capacity of 3 million tonnes per year by 2009. It is planned to increase production of iron-ore concentrate in Stoilensky GOK from 12.5 million tonnes up to 15 million tonnes per year.

According to the Technical Upgrading Program, 100% self-sufficiency in coking coal will be reached by 2009, while the annual production increases to 11 million tonnes by 2011. The major investments in the segment are the following:

- Stoilensky GOK – USD0.5 bln
- Altai-koks – USD35 mln

- Zhernovskoe-1 – USD0.5 bln

3. To increase production of finished flat steel products from 5 million tonnes up to 9.5 million tonnes per year through the modernization of rolling facilities in Lipetsk and acquisition of new rolling assets.

NLMK will increase production of finished flat steel products and balance its value chain through pursuing strategic acquisition opportunities with respect to high quality rolling facilities in the company's core export markets. NLMK plans to acquire rolling facilities with capacity of at least 3 million tonnes per year.

In addition, NLMK will enhance its own production facilities. At NLMK's facilities in Lipetsk, the Technical Upgrading Program provides for substantial investments into the renovation of rolling plants, with both upgrading of existing and building new technological production units.

As for the recently acquired rolling facilities, NLMK plans to modernize production of electrical steel at VIZ Stal facilities in Yekaterinburg as well as the production facilities of DanSteel. The total investments into modernization of existing rolling assets under second phase of the Technical Upgrading Program are USD0.9 bln. The major projects are the following:

- Modernization of hot-rolling mill and construction of reversing mill in Lipetsk
- Modernization of electrical steel production
- DanSteel development program

4. To enhance fuel and energy facilities in Lipetsk

The second phase of the Technical Upgrading Program foresees an increase in capacity of the electricity generating facilities in Lipetsk. NLMK will generate 60% of its electricity requirements on site by 2011 compared to 37% in 2005. The 60% of generated electric power will be based on blast furnace and coke gas processing. The company also plans additional projects with respect to fuel and energy facilities. The total investments into modernization and enhancement of fuel and energy facilities are USD0.3 bln

Total investments in the second phase of the Technical Upgrading Program will amount to USD4.4 billion by 2011. The second phase of the Technical Upgrading Program is planned to be financed from cash flow from operating activities and existing cash funds.

The estimated IRR for projects under the second phase of the Technical Upgrading Program is 18%.

Vladimir Lisin, Chairman of the Board of Directors of NLMK, comments:

"NLMK's sustainable growth strategy is oriented towards maximizing our key competitive advantage; low cost steel production platform in Lipetsk. The substantial increase in crude steel production in Lipetsk will be balanced by the development of raw materials assets and strategic acquisitions of high quality rolling facilities. The projected increase in the production of finished flat steel products will be based on rolling our own slabs with 100% self-sufficiency of raw materials.

Along with our Technical Upgrading Program, enhancing the profitability of the Company remains our key objective. All our actions in the M&A area and development of production facilities will be directed to the improvement of NLMK's financial results."

NLMK has completed the first phase of the Technical Upgrading Program covering the period from 2000 to 2005, committing total investments of USD1.3 billion. The following principal objectives were accomplished:

- *Increase the efficiency of the production process and maintain low cost production structure. The cost of production per tonne of slabs on a consolidated basis was USD163 in H1 2006;*
- *10% growth of steel production volumes resulted in increasing NLMK's sales revenue and profitability;*
- *30% growth of production in high value-added segment from 2001 to 2005;*
- *Improvements in quality. The whole NLMK's product portfolio has complied with requirements set forth in ISO 9000 (2000 edition) since 2003 as well as International Standard ISO/TU 16949:2002 since 2004.*
- *Lessen environmental impact of company's operations. The reduction of atmospheric emissions from 2001 to 2005 accompanied by growing production volumes was 13.5%.*

NLMK	
Anton Bazulev	+7 495 915 1575
Financial Dynamics	
Jon Simmons	+44 207 831 3113

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Interim Results
Released	07:01 12-Sep-06
Number	8087I

12.09.2006

NOVOLIPETSK STEEL H1 2006 US GAAP RESULTS

OJSC Novolipetsk Steel (NLMK), the LSE listed leading Russian steel producer, today announces its consolidated US GAAP results for the first half of 2006.

Highlights:

- Strong H1 2006 financial results

- Sales revenues were USD2,601.7 million
- Cash flows from operating activities were USD527.8 million
- EBITDA* margin was 38%
- Net profit was USD943.8 million
- Cash and cash equivalents USD1,385.6 million as of 30 June, 2006

- Consistent strategy to increase self sufficiency in raw materials:

- Acquisition of Altai-koks, the largest independent coke producer in Russia, located in Western Siberia.

- Acquisition of Prokopievskugol, a coal mining company producing high quality coking coal in Western Siberia.

- Commencement of the second phase of the technical upgrading program (2006-2010). Total value of investments in fixed assets for H1 2006 amounts to USD239.8 million.

- The Board of Directors recommended dividend payment in respect of the first six months of 2006 of RUR1.5 per ordinary share (1 GDS = 10 ordinary shares). The dividend payment is subject for the approval of shareholders meeting on 29 September, 2006. The Annual General Meeting (AGM) held on 6 June, 2006 has approved final dividends for 2005 of RUR2.0 per ordinary share. Including earlier paid interim dividend of RUR1.0 per ordinary share for the first six months of 2005, the total dividend for 2005 is RUR3.0 per ordinary share.

- Within the framework of the previously announced internal restructuring plan, the AGM approved Mr. Alexey Lapshin as the President of NLMK (Chairman of the Management Board) on 6 June, 2006. The membership of the Management Board was approved by the Board of Directors as advised by the President.

Financial highlights for the first half ended 30 June, 2006

USD, million	Q2 2006	Q1 2006	Change, %	H1 2006	H1 2005	Change, %
Sales Revenue	1 478,7	1 123,0	32%	2601,7	2 377,1	9%

Gross profit	708,6	444,2	60%	1 152,8	1 208,9	-5%
Operating income	545,5	379,8	44%	925,3	1 106,9	-16%
EBITDA*	603,4	389,9	55%	993,3	1 231,2	-19%
EBITDA Margin(%)	41%	35%		38%	52%	
Net profit	397,9	545,9	-27%	943,8	838,4	13%

* *EBITDA = Net income (post minorities) + income tax ± net interest ± gains/(losses) on investmen + depreciation ± gains/(losses) on disposals of property, plant and equipment*

Galina Aglyamova, NLMK's CFO, commented:

"The successful implementation of NLMK's strategy of maintaining and further increasing company's profitability, together with the improvement in the steel market, resulted in high profit margins. EBITDA margin in H1 2006 amounted to 38%. NLMK maintains one of the highest EBITDA margins in the global steel industry. Stable cash flow from operating activities ensures the Company's financial flexibility within the framework of corporate strategy.

During the reporting period, important steps were taken to implement NLMK's vertical integration strategy. Prokopievskugol, a producer of high-quality coking coal, and Altai-koks, the largest independent coke producer in Russia, were acquired in the first half of the year. As a result of these acquisitions, NLMK currently covers more than 100% of its current requirements in coke and 50% in coking coal. The company has substantially strengthened its raw materials base, which is crucially important for maintaining the company's sustainable growth".

Management Board Comments

In recent years, Novolipetsk Steel (NLMK) has remained one of the most efficient steel producers in Russia and worldwide. NLMK's strategy, aimed at increasing the Company's value, creating long-term competitive advantages and reducing its dependence on market conditions, supports NLMK's continued stable performance and allows the group to meet the challenges of unfavorable external factors in a flexible way.

Sales revenue growth in the first half of 2006 over the corresponding period last year is explained by the production volume increase and metal product shipment, and the impact of consolidating acquired assets – DanSteel A/S, Prokopievskugol Group of Coal Companies and Altai-koks. In addition, since March 2006 conditions for the delivery of exported products has changed, now that the sales price for NLMK's products also includes payment for cargo transportation up to border crossing points or port stations.

Despite the increase in steel prices at the end of Q1 2006, in H1 2006 as a whole the price level remained on average 15% less than in H1 2005. The poor market conditions have exerted influence on company's financial performance in H1 2006.

The improvement of the market environment, sales volumes growth, acquisition of coal and coke producers in Q2 2006 contributed to the Group's key financial results improving over the previous quarter.

Cash provided by operating activities in H1 2006 amounted to USD527.8 million, USD159.1 million of which was in Q1 2006 and USD368.7 million in Q2 2006. At the end 2005, USD1,924.1 million was accumulated on NLMK's balance sheet. Part of it was directed to asset acquisitions, hence as of 30 June, 2006 cash and cash equivalents amounted to USD1,385.6 million, 28% less than as of the end of December 2005.

Steel Segment

The steel segment continues to be the key segment of the Company. In the first half of 2006, this

segment generated USD2,393.6 million sales revenue from external customers and USD833.9 million from operating activities. The share of steel segment in H1 2006 was 92% of consolidated revenues and 90% of operating income.

Sales revenue growth was USD165.7 million or 7% higher over the corresponding period last year, and gross profit up by USD20.2 million or 2%. Consolidation of DanSeel A/S in December 2005 had a positive impact on the financial results in the first quarter 2006 and served as a factor which increased sales of finished steel product (steel heavy plates) in Europe and created additional value through the development of high value-added segment.

Sales revenue in Q2 2006 amounted to USD1,346.0 million, which is USD298.5million or 29% higher than in Q1 2006. Operating income growth in Q2 2006 over Q1 2006 amounted to USD161.2 million or 48%. The steel segment revenue and operating income increase in Q2 2006 was due to steel prices and sales volumes growth.

Mining segment

As of the first half 2006, NLMK's mining segment comprises OJSC Stoilensky GOK, OJSC Dolomite, OJSC Stagdok, and OJSC Combinat KMARuda that supply raw materials for NLMK's manufacturing facilities in Lipetsk and also sell a portion of raw materials to third parties.

Stoilensky GOK is the principal mining company within the Group. In the first half of 2006, it produced 5.54 million tonnes of iron-ore concentrate and 0.642 million tonnes of sinter ore. In the first half of 2006, the output of Dolomite was 0.893 million tonnes of flux dolomite. Stagdok, which supplies limestone, produced 1.546 million tonnes of fluxing limestone in the same period.

In the first half of 2006, the mining segment's revenue from external customers was USD43.1 million, which is 27% lower than the level reached in first half last year. The segment's revenue reduction compared to the same period last year was due to lower prices in the domestic iron-ore market this year.

In Q2 2006, the market environment improved, thus the revenue from external customers in Q2 2006 was higher than in Q1 2006 by USD10.3 million (+63%) and amounted to USD26.7 million.

The segment revenue, including intersegmental transactions in H1 2006, was USD250.4 million (-25% as compared to H1 2005). In Q2 2006, it amounted to USD140.9 million, which is USD31.3 million (+28.6%) more than in Q1 2006.

As 83% of the mining segment's sales in value terms accounts for operations within the Company, the segment share in NLMK's consolidated revenue in H1 2006 was 1.7%.

In Q2 2006 the operating profit increase due to iron-ore prices growth and production volumes amounted to USD29.4 million (+98% as compared to Q1 2006), which offset its low level in Q1 2006.

Coke-chemical segment

Starting from Q2 2006, OJSC Altai-koks and its subsidiaries are consolidated into NLMK Group. OJSC Altai-koks is the leader among producers of coke in Russia. Its current production facilities are 3.9 million tonnes of coke per year. Financial results of Altai-koks and its subsidiaries are shown in Coke-chemical segment.

In the Q2 2006, the coking segment's revenue from external customers was USD51.6 million, which is 2% of the consolidated revenue. The segment's revenue from intersegmental transactions was USD31.1 million, operating profit amounted to USD3.7 million and income before minority interest was USD1.8 million.

Low financial results in H1 2006 were caused by unfavorable market environment in the domestic and world coke markets, together with the export duty on coke, which led to coke exports

decreasing from 1,114.3 thousands tones in H1 2005 down to 135.6 thousand tones in the reporting period. At present, the management is seeking to improve operating results.

Other Segments

Other segments' revenue, the results of which do not exceed threshold value, includes three operational segments of the Group. These segments include services of OJSC Tuapse Commercial Sea Port (TMTP) and its subsidiaries, financial services, as well as banking and insurance services to business and individuals and mining and enrichment of coal by Prokopievskugol Group.

In the first half of 2006, other segment's revenue from external customers was USD113.5 million, which is 26% higher than the level of the same period in 2005. Such increased revenue is largely attributed to the consolidation of Prokopievskugol Group from Q2 2006.

In the first half of 2006, other segments' gross profit amounted to USD31.7 million, which is 18% higher than the level of the same period last year. Operating income in H1 2006 totaled USD0.8 million. Low operating income was along with Prokopievskugol Group consolidation, which had negative financial results in Q2 2006 due to low price environment and significant commercial, general and administrative expenses. At the moment, the Company is undertaking a review designed to reduce these expenses.

Consolidated financial results

In the first half of 2006, compared with the corresponding period of the previous year NLMK's sales revenue increased by 9%. The growth of production volumes and sales was partially leveled down by lower prices for the product. The key factor, attributed to the level of revenue was the consolidation of Dansteel A/S, Prokopievskugol Group and Altai-koks starting April 2006.

The lower prices on the main product of the Group, compared to H1 2005 led to gross and operating profit decrease of 5% and 16% respectively. In H1 2006, NLMK's revenue amounted to USD2,601.7 million, gross profit was USD1,152.8 million, net profit (including the sale of financial assets) amounted to USD943.8 million, with EBITDA at a record USD933.3 million. EBITDA profitability in H1 2006 was at the level of 38%.

Net profit increased 13% to USD943.8 million as compared to H1 2005. The Q1 2006 sale of the 12% stake in Lebedinsky GOK served as the main driver of higher profits.

At the end of Q1 2006, the steel market environment slightly improved. Price increase contributed to NLMK's financial results growth in Q2 2006. This, together with volumes of shipment increase by Novolipetsk Steel, as well as consolidation of Prokopievskugol and Altai-koks, led to revenue growth by 32% as compared to Q1, gross profit increase by 60%, operating profit went up by 44%, EBITDA by 55%. EBITDA profitability in Q2 2006 increased from 35% up to 41% as compared to Q1.

In the second quarter 2006, net income decreased by 27% due to significant non-recurring income from the sale of stake in Lebedinsky GOK. If the effect of the Lebedinsky GOK share sale were eliminated, NLMK's net profit the second quarter of 2006 would have been 60% higher than in Q1 2006.

Earnings per share (EPS) were USD 0.1575 in H1 2006.

Consolidated balance sheet data

At the end of H1 2006, NLMK's assets increased by 19% against 31 December 2005 and reached USD7,374.2 million. The net income was the primary source of increase in Company's assets.

The profitability of the business allows NLMK to finance its own activities and the development of the Group primarily from its own funds. The share of the Company's own capital in the structure of the sources used to finance NLMK's operations is permanently high and at the end of the H1 2006 it

was 79%.

Highly liquid assets of NLMK substantially exceed the amount of its debt. NLMK's cash and cash equivalents position as at 30 June, 2006 amounted to USD1,385.6 million. The cash reduction compared to 31 December, 2005 was due to the financing of the transactions of Dansteel A/S, Prokopievskugol Group and Altai-koks.

NLMK's balance sheet structure shows the financial stability of the Company. The stable financial position is confirmed by the highest credit ratings among the Russian steel companies.

In the second quarter of 2006, annualized return on assets (ROA) was 22% and annualized return on equity (ROE) was 28%. These ratios are lower than in the first quarter 2005 when it received additional non-recurring proceeds from the divestment of its interest in Lebedinsky GOK.

Cash Flow

Stable generation of operational cashflow allows NLMK to finance the development of the assets of the Group as well as new acquisitions from its own cash funds without attracting debt.

In the H1 2006 net cash received from operating activities equaled USD527.8 million which is almost 2.2 times higher than net cash used for purchase and construction of fixed asset, which amounted to USD239.8 million.

The Group actively implements its vertical integration strategy aimed at the acquisition of new upstream assets that enable the Company to achieve self-sufficiency in raw-materials and downstream assets to enable growth of production of high-value added products. In 2006, the second phase of the Technical Upgrading Programme has been launched. Cash outflow for investment activities in the first half of 2006 amounted to USD639.8 million against USD257.0 million year on year. In Q1 2006, investment cash flow was positive reaching USD227.1 million due to proceeds from disposal of a stake in Lebedinsky GOK. Expanded investment activities in Q2 2006 resulted in cash outflow used in investment activities of USD866.9 million.

The main cash outflows associated with financial activities in H1 2006 are dividend payments to shareholders and M&A projects. USD93.2 million was allocated to repay the loan.

In H1 2006, the net decrease of cash and its equivalents, due to operational, investment and financial activities of Novolipetsk Steel, amounted nearly to USD636.9 million.

Cash and cash equivalents as of 30 June 2006 equaled USD1,385 million, which is 28% below 2005 numbers.

The Company's sustainable financial position allows a flexible business development strategy. The creation of additional shareholder values remains NLMK's priority, and NLMK will continue to pursue the policy based on stringent financial discipline and balanced investment projects.

Outlook

The steel market improvements that started at the end of Q1 2006 enabled NLMK to increase sales prices. In Q3 2006 this upward trend will be maintained, and in Q4 2006 we expect the market to stabilize with a possible correction.

After major overhauls on the main production site conducted in 2005, NLMK plans to increase its steel output to match 2004 levels. In 2006, NLMK actively implemented its strategy of vertical integration, with the acquisitions of DanSteel A/S, Prokopievskugol Coal Company, VIZ-Stal and Altai-koks. These will lead to increasing production capacity and coke output after commissioning the new coke battery.

Based on this outlook, NLMK foresees that 2006 revenues should exceed 2005 levels by approximately 30-35%. The operating income is also likely to be higher compared to the level of 2005.

The sale of a stake in Lebedinsky GOK in January 2006 and KMA Ruda in Q3 2006 within the framework of the Company's asset structure optimization will also contribute to the Company's profit before tax and net profit.

The Board of Directors recommended interim dividends for the six-month period ended 30 June, 2006 of 1.5 Russian ruble per ordinary share (1GDS=10 ordinary shares). The payment of dividends is subject to shareholders' approval at the Extraordinary General Meeting on 29 September, 2006.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) PREPARED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

AS AT JUNE 30, 2006 AND DECEMBER 31, 2005 AND FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	As at June 30, 2006	As at December 31, 2005
ASSETS		
Current assets		
Cash and cash equivalents	1,385,593	1,924,148
Short-term investments	20,786	27,040
Accounts receivable, net	966,059	708,515
Inventories, net	643,027	559,250
Other current assets, net	263,037	208,920
Restricted cash	8,907	7,979
	3,287,409	**3,435,852**
Non-current assets		
Long-term investments	6,799	31,470
Property, plant and equipment, net	3,340,863	2,415,001
Intangible assets, net	19,796	21,086
Goodwill	588,640	173,357
Other non-current assets, net	130,660	133,747
	4,086,758	**2,774,661**
Total assets	**7,374,167**	**6,210,513**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable and other liabilities	692,556	565,983
Short-term borrowings	141,800	5,282
Current income tax liability	58,226	40,639
	892,582	**611,904**
Non-current liabilities		
Deferred income tax liability	421,755	300,712
Long-term borrowings	16,796	45,341
Other long-term liabilities	69,666	45,505
	508,217	**391,558**
Total liabilities	**1,400,799**	**1,003,462**

Commitments and contingencies	-	-
Minority interest	**125,764**	**92,576**
Stockholders' equity		
Common stock, 1 Russian ruble par value – 5,993,227,240 shares issued and outstanding at June 30, 2006 and December 31, 2005	221,173	221,173
Statutory reserve	10,267	10,267
Additional paid-in capital	1,812	1,812
Accumulated other comprehensive income	414,254	72,129
Retained earnings	5,200,098	4,809,094
	5,847,604	**5,114,475**
Total liabilities and stockholders' equity	**7,374,167**	**6,210,513**

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	For the six months ended June 30, 2006	**For the six months ended June 30, 2005**
Sales revenue	**2,601,736**	**2,377,146**
Cost of sales		
Production cost	(1,290,476)	(1,027,940)
Depreciation and amortization	(158,449)	(140,284)
	(1,448,925)	**(1,168,224)**
Gross profit	**1,152,811**	**1,208,922**
General and administrative expenses	(88,145)	(44,539)
Selling expenses	(117,642)	(32,106)
Taxes other than income tax	(21,690)	(25,411)
Operating income	**925,334**	**1,106,866**
Loss on disposals of property, plant and equipment	(2,719)	(6,639)
Gains / (losses) on investments, net	390,463	(4,143)
Interest income	58,673	46,813
Interest expense	(10,637)	(6,903)
Foreign currency exchange loss, net	(69,791)	(11,466)
Other (expense) / income, net	(9,288)	4,877
Income before income tax and minority interest	**1,282,035**	**1,129,405**
Income tax	(326,842)	(281,614)
Income before minority interest	**955,193**	**847,791**
Equity in net earnings of associate	492	2,800
Minority interest	(11,900)	(12,200)
Net income	**943,785**	**838,391**

Income from continuing operations per share (US dollars)

basic and diluted	0.1575	0.1399
Net income per share (US dollars)		
basic and diluted	0.1575	0.1399

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30, 2006	For the six months ended June 30, 2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	**943,785**	**838,391**
Adjustments to reconcile net income to net cash provided by operating activities:		
Minority interest	11,900	12,200
Depreciation and amortization	158,449	140,284
Loss on disposals of property, plant and equipment	2,719	6,639
(Gains) / losses on investments	(390,463)	4,143
Equity in net earnings of associate	(492)	(2,800)
Deferred income tax benefit	(7,343)	(2,232)
Other movements	21,414	(16,700)
Changes in operating assets and liabilities		
Increase in accounts receivable	(137,577)	(130,622)
Increase in inventories	(4,357)	(84,348)
Increase in other current assets	(1,276)	(849)
Increase in loans provided by the subsidiary bank	(42,000)	(36,115)
(Decrease) / increase in accounts payable and other liabilities	(41,369)	66,891
Increase / (decrease) in current income tax payable	14,387	(56,804)
Net cash provided by operating activities	**527,777**	**738,078**
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisitions of subsidiaries, net of cash acquired of $1,836	(809,655)	-
Proceeds from sale of property, plant and equipment	2,926	7,561
Purchases and construction of property, plant and equipment	(239,845)	(265,437)
Proceeds from sale of investments	419,647	24,415
Purchase of investments	(12,416)	(20,852)
Movement of restricted cash	(417)	(2,707)
Net cash used in investing activities	**(639,760)**	**(257,020)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from borrowings and notes payable	8,391	8,218
Repayment of borrowings and notes payable	(93,156)	(2,226)
Payments to controlling shareholders for common control transfer of interests in a new subsidiary	(104,000)	-
Dividends to shareholders	(336,114)	(7,661)
Net cash used in financing activities	**(524,879)**	**(1,669)**
Net (decrease) / increase in cash and cash equivalents	**(636,862)**	**479,389**
Effect of exchange rate changes on cash and cash equivalents	98,307	(55,347)
Cash and cash equivalents at the beginning of the period	1,924,148	1,348,615
Cash and cash equivalents at the end of the period	**1,385,593**	**1,772,657**

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

I	Common stock	Statutory reserve	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total stockholders' equity
Balance at December 31, 2004	**221,173**	**10,267**	**680**	**242,387**	**3,745,984**	**4,220,491**
Comprehensive income:						
Net income	-	-	-	-	838,391	838,391
Other comprehensive income:						
Translation adjustment	-	-	-	(153,677)	-	(153,677)
Comprehensive income						**684,714**
Dividends to shareholders	-	-	-	-	(172,086)	(172,086)
Balance at June 30, 2005	**221,173**	**10,267**	**680**	**88,710**	**4,412,289**	**4,733,119**
Balance at December 31, 2005 (a))	**221,173**	**10,267**	**1,812**	**72,129**	**4,809,094**	**5,114,475**
Comprehensive income:						
Net income	-	-	-	-	943,785	943,785
Other comprehensive income:						
Net unrealized gain on a change in valuation of investments	-	-	-	(1,196)	-	(1,196)
Translation adjustment	-	-	-	343,321	-	343,321
Comprehensive income						**1,285,910**
Dividends to shareholders	-	-	-	-	(448,781)	(448,781)
Payments to controlling shareholders for common control transfer of subsidiary interests	-	-	-	-	(104,000)	(104,000)
Balance at June 30, 2006	**221,173**	**10,267**	**1,812**	**414,254**	**5,200,098**	**5,847,604**

For further information:

NLMK

Anton Bazulev	+7 495 915 1575
Financial Dynamics	
Jon Simmons	+44 207 831 3113

Regulatory Announcement

Go to market news section

Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Disposal
Released	17:31 16-Aug-06
Number	7618H

Novolipetsk Steel (NLMK)
16 August 2006

Novolipetsk Steel (NLMK) agrees to sell KMA Ruda.

Novolipetsk Steel (LSE: NLMK), a leading Russian steel producer, today announced that it has agreed to sell its stake of 92.04% (236,605 ordinary shares) in OJSC "Kombinat KMA Ruda" for USD 300 million. According to the agreement, approximately 60% interest in KMA Ruda is sold to OJSC "KOKS" and around 30% interest is sold to Lesser Enterprises Limited Company for USD 195.5 and 104.5 million respectively. The parties are planning to close the transaction before the end of the year after seeking the necessary approvals from the State Regulatory Authorities.

This divestment is in line with the previously announced internal restructuring plan. One of key steps of the restructuring plan is optimizing the asset portfolio of NLMK.
At the moment the Company's strategy is oriented towards the development of its key iron ore asset, Stoilensky GOK (SGOK). Stoilensky GOK meets 100% of NLMK's iron ore concentrate requirements. The Stoilensky GOK's development program is closely correlated with NLMK's development program to meet steel segments' iron ore concentrate demand in the future.

Proceeds from the transaction will be directed to financing NLMK's investment projects, including the Stoilensky GOK's development program. As we stated earlier, the active management of our asset portfolio is an integral part of NLMK's growth strategy and strengthening our market leadership.

KMA Ruda is a mining company located within 350 kilometers of NLMK's production facilities in Lipetsk. KMA Ruda supplies iron ore concentrate, with the annual amount of production of 1.8 million tones.

Contact:

NLMK	
Anton Bazulev	+7 495 915 1575
Financial Dynamics	
Jon Simmons	+44 207 831 3113

END

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Regulatory Announcement

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Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Statement re KMA Ruda
Released	07:00 16-Aug-06
Number	7120H

OJSC Novolipetsk Steel

16 August 2006

OJSC Novolipetsk Steel (NLMK) Statement Re OJSC KMA Ruda

OJSC Novolipetsk Steel (NLMK) confirms that it is in talks concerning the disposal of KMA Ruda, in accordance with its previously announced internal restructuring plan. A further announcement will be made in due course.

For further information:

NLMK	
Anton Bazulev	+7 495 915 1575
Financial Dynamics	
Jon Simmons	+44 207 831 3113

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Regulatory Announcement

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RECEIVED

2006 OCT 31 P 3:37

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Dividend Declaration
Released	07:00 16-Aug-06
Number	6997H

Novolipetsk Steel (NLMK)
16 August 2006

Dividend Declaration

The Board of Directors of Novolipetsk Steel, NLMK (LSE: NLMK), the leading Russian steel producer, today recommended for the approval of shareholders an interim dividend in respect of the first six months of 2006 of RUR 1.5 per ordinary share (1 Global Depositary Share = 10 ordinary shares).

Payment of the dividend is subject to shareholder' approval at the Extraordinary General Meeting of NLMK on 29 September 2006. The payment procedure is exercised in accordance with the following cash dividend process:

- NLMK transfers funds for dividend payments on Global Depositary Shares (GDSs) to the depositary bank on 23 November 2006. Depositary bank sets payment date no later than 5 days after receipt of funds. Dividends on GDSs will be paid, by default, in U.S. dollars (USD) based on USD/RUR spot F/X rate on the day of currency conversion by the depositary bank.

- Dividends on ordinary shares are paid within three months after the approval at the Extraordinary General Meeting of NLMK.

The Board of Directors approved a record date for the half-yearly dividend of 16 August 2006 (00.00).

Contact:

NLMK	
Anton Bazulev	+7 495 915 1575
Financial Dynamics	
Jon Simmons	+44 207 831 3113

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RECEIVED

2006 OCT 31 P 3:37

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Acquisition
Released	07:00 15-Aug-06
Number	6453H

Novolipetsk Steel (NLMK) completes the acquisition of a 100% interest in VIZ Stal

Novolipetsk Steel, NLMK (LSE: NLMK), the leading Russian steel producer, has completed the acquisition of 100% in VIZ Stal, the second-largest Russian electrical steel manufacturer, for USD 550 million. As previously stated in the announcement dated June 9th, 2006, the deal was financed in full from NLMK's existing cash funds. VIZ Stal will be consolidated by NLMK from the mid-August, 2006.

Based in Ekaterinburg, VIZ Stal is a rolling facility which specializes exclusively in electrical steels. VIZ Stal produces cold-rolled electrical steel sheet, and has a 56% share of the Russian grain-oriented steel market and about 11% of the world market. VIZ Stal's production capacity is approximately 200,000 tonnes of electrical steel per annum.

Contact:

NLMK	
Anton Bazulev	+7 495 915 1575
Financial Dynamics	
Jon Simmons	+44 207 831 3113

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RECEIVED
2006 OCT 31 P 3:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

_______________ № _______________

To ref.No. _________ dd. _______________

Attn.: Chairman of
Listing Authority
of the Partnership

K.B. Chernyshov

Quarterly report of Open Joint Stock Company "Novolipetsk Steel" (hereinafter OJSC NLMK) on the observance of corporate performance standards (for the purpose of maintaining securities in the official list "B" of the Partnership) for the III quarter of 2006.

No.	List of corporate performance standards	Observance (full, partial, none)	Remarks
General requirements to issuers			
1.	An issuer has to form a board of directors.	Observed	Article 5 of OJSC NLMK Charter approved at the annual GSM (Minutes No. 24 of 06.06.2006) The Board of Directors was elected on June 06, 2006, by the annual GSM of NLMK.
2.	The issuer's board of directors shall include members (at least 1) who: – must not be officers or employees of the issuer (manager) on the moment of election and during 1 year before the election; • must not be officers of another economic entity in which any of such entity's officers is a member of Personnel and Remuneration Committee with the Board of Directors; • must not be spouses, parents, children, brothers or sisters of the issuer's officers (manager) (an officer of the issuer's management company); • must not be affiliated parties of the issuer, except a member of the issuer's board of directors; • must not be parties to engagements with the issuer, according to which they are entitled to acquire property (receive monetary funds) with the value of 10 and more percent of the aggregate annual income of the said parties, except receiving remuneration for the participation in the activities of the company's board of directors; • must not be state representatives, i.e. persons representing the Russian Federation or subjects of the Russian Federation, in shareholder companies' boards of directors, in respect of which it is decided to exercise the special right (of "golden share"), and persons elected to the board of directors from	Observed	Paragraphs 2.3 and 5.2 of Regulations on the Board of Directors of OJSC NLMK approved at the GSM (Minutes No. 24 of 06.06.2006) Paragraph 2.2 Corporate Governance Code of OJSC NLMK approved at the GSM (Minutes No. 24 of 06.06.2006) Independent directors in the Company's current Board of Directors are: 1. Dmitry A. Gindin; 2. Karl Doering; 3. Nikolai P. Lyakishev; 4. Randolph R. Reynolds.

	candidates proposed by the Russian Federation as well as by a constituent entity of the Russian Federation or a municipal unit should such members of the board of directors have to vote on the basis of written directives (instructions, etc.) issued by the constituent entity of the Russian Federation or of the municipal unit respectively.		
3.	1) Within the issuer's board of directors a committee has to be established with the exclusive functions of appraising candidate Company's auditors, auditor opinions, efficiency of issuer's internal control procedures and preparation of proposals regarding their improvement (Audit Committee), headed by a Director meeting requirements of paragraph 2 of this Annex. 2) The Audit Committee can only consist of board of directors members except the sole executive body and (or) members of the issuer's corporate executive body. 3) The appraisal of issuer's auditor opinion performed by the Audit Committee has to be made available as materials to the issuer's annual general sharers meeting.	Observed	Regulations on the Audit Committee approved by the decision of the Board of Directors of OJSC NLMK (Minutes No.138 of 01.02.2006) The Audit Committee consists of: Committee Chairman – Randolph R. Reynolds (independent director); Committee members: Oleg V. Bagrin (non-executive director) Igor P. Fyodorov (non-executive director) Extract from the Minutes of the NLMK Audit Committee No.4 of 17.04.2006
4.	Responsibilities of members of the board of directors, of the corporate executive management body, of the person acting as a sole executive body, also one of the management company and officers thereof, regarding the disclosure of information on issuer's securities holding, as well as sale and (or) purchase of issuer's securities, must be stipulated in the issuer's internal documents.	Observed	Paragraph 3.6 Regulations on the Board of Directors of OJSC NLMK approved at the GSM (Minutes No. 24 of 06.06.2006); Paragraph 6.8 Regulations on the Management Board of OJSC NLMK approved at the GSM of NLMK (Minutes No. 24 of 06.06.2006).
5.	The issuer's board of directors must approve a document on handling information pertaining to issuer's activity, to Company's securities and transactions with them, which is not public, and which, if disclosed, can have a material effect on market value of issuer's securities.	Observed	Paragraph 6.7 Regulations on the Information Policy of OJSC "NLMK" approved by the decision of the Board of Directors of OJSC NLMK (Minutes No.133 of 12.09.2005)
6.	The issuer's board of directors must approve a document stipulating the procedures of internal control over issuer's financial and economic activities, while monitoring of their observance is the responsibility of a separate issuer's structural unit which reports all faults found to the Audit Committee.	Observed	Regulations on the competence of Audit Division within the system of internal control over financial and economic activities of OJSC NLMK approved by the decision of the Board of Directors of OJSC NLMK (Minutes No. 137 dd. 27.12.2005).

7.	The issuer's charter shall provide for an announcement of conducting a general shareholders meeting at least 30 days before its date, unless a longer notice is provided for by the law.	Observed	Paragraph 20.1 Charter of OJSC NLMK approved by the annual GSM (Minutes No. 24 of 06.06.2006);
8.	The issuer's charter may not contain a provision on exempting a purchaser from his obligation to offer shareholders to sell their common shares of the Company (issuing securities convertible into common shares) in case of acquiring 30 and more percent of shareholding company's common shares.	Observed	Exemption of a purchaser from his obligation to offer shareholders selling their owned common shares of the Company (issuing securities convertible into common securities) in case of acquiring 30 and more percent of the Company's common shares is not provided for in any of the Company's documents.

Best regards,

Director for Real Estate and Securities Management

V.A. Loskutov

Information on NLMK's observance of mandatory conditions for the admission and maintaining of shares in the Official List "B" of MICEX "B", relevant to the III quarter 2006

№	Requirement	Observance (full, partial, none)	Basis for requirement fulfillment (references to issuer's corporate documents) *
1. General requirements to issuers			
1.1.	An issuer has to form a board of directors.	Observed	Article 5 of OJSC NLMK Charter approved at the annual GSM (Minutes No. 24 of 06.06.2006). The Board of Directors was elected on June 06, 2006, by the annual GSM of NLMK.
1.2.	The issuer's board of directors shall include at least 1 member meeting the requirements set forth in item 1.2 of Annex 3 hereto.	Observed	Paragraphs 2.3 and 5.2 of Regulations on the Board of Directors of OJSC NLMK approved at the GSM (Minutes No. 24 of 06.06.2006) Paragraph 2.2 Corporate Governance Code of OJSC NLMK approved at the GSM (Minutes No. 24 of 06.06.2006) Independent directors in the Company's current Board of Directors are: 1. Dmitry A. Gindin; 2. Karl Doering; 3. Nikolai P. Lyakishev; 4. Randolph R. Reynolds
1.3.	Within the issuer's board of directors a committee has to be established with the exclusive functions of appraising candidate Company's auditors, auditor opinions, efficiency of issuer's internal control procedures and preparation of proposals regarding their improvement (Audit Committee), headed by a Director meeting requirements of item 1.2 of Annex 3 hereto.	Observed	Regulations on the Audit Committee approved by the decision of the Board of Directors of OJSC NLMK (Minutes No.138 of 01.02.2006).

	The Audit Committee can only consist of board of directors members except the sole executive body and (or) members of the issuer's corporate executive body.	Observed	The Audit Committee consists of: Committee Chairman – Randolph R. Reynolds (independent director); Committee members: Oleg V. Bagrin (non-executive director) Igor P. Fyodorov (non-executive director).
	The appraisal of issuer's auditor opinion performed by the Audit Committee has to be made available as materials to the issuer's annual general sharers meeting.	Observed	Extract from the Minutes of NLMK Audit Committee No.4 of 17.04.2006.
1.4.	Responsibilities of members of the board of directors, of the corporate executive management body, of the person acting as a sole executive body, also one of the management company and officers thereof, regarding the disclosure of information on issuer's securities holding, as well as sale and (or) purchase of issuer's securities, must be stipulated in the issuer's internal documents.	Observed	Paragraph 3.6 Regulations on the Board of Directors of OJSC NLMK approved at the GSM (Minutes No. 24 of 06.06.2006); Paragraph 6.8 Regulations on the Management Board of OJSC NLMK approved at the GSM of NLMK (Minutes No. 24 of 06.06.2006).
1.5.	The issuer's board of directors must approve a document on handling information pertaining to issuer's activity, to Company's securities and transactions with them, which is not public, and which, if disclosed, can have a material effect on market value of issuer's securities.	Observed	Paragraph 6.7 Regulations on the Information Policy of OJSC "NLMK" approved by the decision of the Board of Directors of OJSC NLMK (Minutes No.133 of 12.09.2005).
1.6.	The issuer's board of directors must approve a document stipulating the procedures of internal control over issuer's financial and economic activities, while monitoring of their observance is the responsibility of a separate issuer's structural unit which reports all faults found to the Audit Committee.	Observed	Regulations on the competence of Audit Division within the system of internal control over financial and economic activities of OJSC NLMK approved by the decision of the Board of Directors of OJSC NLMK (Minutes No. 137 *dd.* 27.12.2005).
1.7.	The issuer's charter shall provide for an announcement of conducting a general shareholders meeting at least 30 days before its date, unless a longer notice is provided for by the law.	Observed	Paragraph 20.1 Charter of OJSC NLMK approved by the annual GSM (Minutes No. 24 of 06.06.2006).

1.8.	The issuer's charter may not contain a provision on exempting a purchaser from his obligation to offer shareholders to sell their common shares of the Company (issuing securities convertible into common shares) in case of acquiring 30 and more percent of shareholding company's common shares.	Observed	Exemption of a purchaser from his obligation to offer shareholders selling their owned common shares of the Company (issuing securities convertible into common securities) in case of acquiring 30 and more percent of the Company's common shares is not provided for in any of the Company's documents.

Director for Real Estate and
Securities Management
(Power of Attorney No.215 dd. 27.06.2006)

V.A. Loskutov

Stamp

MATERIAL FACT STATEMENT
"DATA ON ACCRUED AND (OR) PAID YIELD ON THE ISSUER'S SECURITIES"

RECEIVED
2006 OCT 31 P 3:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1. General

1.1. Full trade name of the issuer: *Open Joint-Stock Company "Novolipetsk Steel"*
1.2. Short trade name of the issuer: *OJSC "NLMK"*
1.3. Location of the issuer: *Russian Federation*
1.4. Principal State Registration Number of the issuer: *1024800823123*
1.5. Taxpayer's Identification Number (TIN): *4823006703*
1.6. Unique code of the issuer assigned by the registering authority: *00102-A*
1.7. Website of the issuer used for information disclosure purposes:
www.nlmk.ru/rus/index/quarterindex.php3
1.8. Periodical(s) used by the issuer for publications: ***newspaper "Gazeta MG", "Supplement to the Bulletin of the Federal Financial Markets Service"***

1.9. Material fact code: *0600102A29092006*

2. Content of Statement

2.1. Kind, category (type), series and other IDs of securities: ***common registered book-entry shares.***
2.2. State registration number of the securities issue (additional issue), date of state registration: ***1-01-00102-A dd. 09.04.2004.***
2.3. Name of the authority performing state registration of the securities issue (additional issue): ***Federal Security Market Commission.***
2.4. The issuer's control body that has passed a resolution on payment (declaration) of dividends on the issuer's shares: ***extraordinary general shareholders' meeting of Open Joint-Stock Company "Novolipetsk Steel".***
2.5. Date of passing a resolution on payment (declaration) of dividends on the issuer's shares: ***29.09.2006.***
2.6. Date of compiling the Minutes of meeting of the issuer's authorized control body, where the resolution on payment (declaration) of dividends on the issuer's shares was passed: ***29.09.2006.***
2.7. The total amount of dividends accrued on the issuer's shares of a certain category (type): ***8 989 840 860 (Eight billion nine hundred and eighty nine million eight hundred and forty thousand eight hundred and sixty) rubles on the Company's common shares.*** The amount of dividend accrued per share of the issuer of a certain category (type): ***1.50 rubles (one ruble fifty kopecks) per common share of the Company.***
2.8. Form of payment of yield on the issuer's securities: ***monetary.***
2.9. Maturity date of the payment of yield on the issuer's securities (dividends on shares), and in case this payoff should be effected by the issuer within a certain time period, expiry date of this period: ***till 28 December 2006.***
2.10. The total amount of dividends paid on the issuer's shares of a certain category (type): ***0.***

3. Signature

3.1. ***Authorized Representative of OJSC "NLMK"***
by virtue of Proxy No.8 dd.10.01.2006 ________________ ***V.A. Loskutov***
(signature)

3.2. ***Date "02" October 2006*** *Stamp*

STATEMENT OF DATA THAT MAY HAVE A SIGNIFICANT IMPACT ON THE JOINT-STOCK COMPANY'S SECURITY PRICE

1. General

1.1. Full trade name of the issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***
1.2. Short trade name of the issuer: ***OJSC "NLMK"***
1.3. Location of the issuer: ***Russian Federation***
1.4. Principal State Registration Number of the issuer: ***1024800823123***
1.5. Taxpayer's Identification Number (TIN): ***4823006703***
1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***
1.7. Website of the issuer used for information disclosure purposes:
www.nlmk.ru/rus/index/quarterindex.php3
1.8. Periodical(s) used by the issuer for publications: ***In accordance with the Regulations on Information Disclosure by Security Issuers, approved by the Order of the Federal Financial Markets Service dd.16.03.2005 No. 05-5/pz-n, statements of data, which can have a significant impact on the joint-stock company's security price, are not published in any periodicals.***

2. Content of Statement

On purchase of share in the authorized (share) capital (unit fund) of another commercial organization by the joint-stock company, equal to not less than 5%, or not less than 5% of common shares of another joint-stock company, as well as on changes in this share, if, as a result, the share becomes more or less than 5, 10, 15, 20, 25, 30, 50 or 75%:

2.1. Full trade name of the commercial organization, in whose authorized capital the share of the joint-stock company (common shares owned by the joint-stock company) has changed: ***Open Joint-Stock Company "KMAruda"***
2.2. Location of the commercial organization, in whose authorized capital the share of the joint-stock company (common shares owned by the joint-stock company) has changed: ***Gubkin, Belgorod region, Russia***
2.3. Interest of the joint-stock company in the authorized capital of the a/m organization before the change: ***41%***
2.4. Percent of common shares of the subject company owned by the joint-stock company before the change: ***41%***
2.5. Interest of the joint-stock company in the authorized capital of the a/m organization after the change: ***0%***
2.6. Percent of common shares of the subject company owned by the joint-stock company before the change: ***0%***
2.7. Date of changing the joint-stock company's shareholding in the authorized capital of the a/m organization: ***25.09.2006***

Note:
OJSC "Novolipetsk Steel" has completed a transaction in which the package of 92.04% (236,605 common shares) of "Kombinat 'KMAruda'" shares was sold to OJSC "KOKS" and «Lesser Enterprises Limited»

3. Signature

3.1. ***Authorized Representative of OJSC "NLMK" by virtue of Proxy No.8 dd.10.01.2006*** _______________ ***V.A. Loskutov***
(signature)

3.2. ***Date September "25" 2006*** Stamp

MATERIAL FACT STATEMENT
"DATA ON RESOLUTIONS PASSED BY THE GENERAL MEETINGS"

1. General

1.1. Full trade name of the issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***
1.2. Short trade name of the issuer: ***OJSC "NLMK"***
1.3. Location of the issuer: ***Russian Federation***
1.4. Principal State Registration Number of the issuer: ***1024800823123***
1.5. Taxpayer's Identification Number (TIN): ***4823006703***
1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***
1.7. Website of the issuer used for information disclosure purposes:
www.nlmk.ru/rus/index/quarterindex.php3
1.8. Periodical(s) used by the issuer for publications: ***newspaper "Gazeta MG", "Supplement to the Bulletin of the Federal Financial Markets Service"***

1.9. Material fact code: ***1000102A29092006***

2. Content of Statement

2.1. Type of the general meeting: ***extraordinary***
2.2. Form of the general meeting: ***absentee vote***
2.3. Date of the general meeting (final date of voting ballot acceptance): ***29.09.2006.***
Postal address to which completed voting ballots were sent: ***Real Estate and Securities Management Division, OJSC "NLMK", 2, Metallurgov sq., Lipetsk 398040, Russia.***
2.4. Quorum of the general meeting: ***The total number of votes held by those included into the list of persons entitled to participate in the general shareholders' meeting as at 15 August 2006 - 5 993 227 240. Before 29 September 2006 (final date of voting ballot acceptance) the Company had received ballots from the shareholders holding 5 821 706 596 votes, which makes 97.138% from the total number of the Company's voting shares, i.e. the general meeting is qualified to pass resolutions on the agenda items.***

2.5. Issues put to vote and voting results thereon:
1. On payment (declaration) of dividends on placed common shares of OJSC "NLMK" by the results of 1H 2006.

Voting results:
"Pro" – 5 521 839 828 votes, which makes 94.849% of the total number of votes of the meeting participants.
"Con" – 580 897 votes, which makes 0.01% of the total number of votes of the meeting participants.
"Abstained" – 36 036 votes, which makes 0.001% of the total number of votes of the meeting participants.

2.6. Resolutions passed by the general meeting:

On item No.1 the following resolution was passed:

To pay dividends on placed common shares of OJSC "NLMK" by the results of 1H 2006 in monetary form in the amount of 1.50 rubles (One ruble fifty kopecks) per common share. Distribution of dividends shall be effected before 28 December 2006 by transfer of funds:

– for legal entities (shareholders) at the discretion of OJSC "NLMK" in rubles or foreign currency at the official exchange rate of the RF Central Bank as at the last working day preceding the payment date – cashless transfer of funds according to the payment details specified in the questionnaire of the registered entity kept by the Company's Registrar, or in a special written statement by the shareholder – foreign investor, received by OJSC "NLMK" prior to the payment date;

– for individuals – employees of OJSC "NLMK" (shareholders) – cashless transfer of funds according to the details of the "Salary" bank account or in cash at the Company's cash desk;

– for other individuals (shareholders) – via OJSC "Lipetskcombank" (by cashless transfer of funds according to the bank account details specified in the questionnaire of the registered individual kept by the Company Registrar or in cash at the cash desk of OJSC "Lipetskcombank").

Cash transfer charges are borne by OJSC "NLMK".

3. Signature

3.1. ***Authorized Representative of OJSC "NLMK"***
by virtue of Proxy No.8 dd.10.01.2006 ________________ ***V.A. Loskutov***
(signature)

3.2. ***Date "02" October 2006*** *Stamp*

MATERIAL FACT STATEMENT
"DATA ON ACCRUED AND (OR) PAID YIELD ON THE ISSUER'S SECURITIES" AND "DATA ON MATURITY DATES OF THE ISSUER'S LIABILITIES TO SECURITY HOLDERS"

1. General

1.1. Full trade name of the issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***
1.2. Short trade name of the issuer: ***OJSC "NLMK"***
1.3. Location of the issuer: ***Russian Federation***
1.4. Principal State Registration Number of the issuer: ***1024800823123***
1.5. Taxpayer's Identification Number (TIN): ***4823006703***
1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***
1.7. Website of the issuer used for information disclosure purposes:
www.nlmk.ru/rus/index/quarterindex.php3
1.8. Periodical(s) used by the issuer for publications: ***newspaper "Gazeta MG", "Supplement to the Bulletin of the Federal Financial Markets Service"***

1.9. Material fact codes: ***0600102A04092006, 0900102A04092006***

2. Content of Statement

2.1. Kind, category (type), series and other IDs of securities: ***common registered book-entry shares.***

2.2. State registration number of the securities issue (additional issue), date of state registration: ***1-01-00102-A dd. 09.04.2004.***

2.3. Name of the authority performing state registration of the securities issue (additional issue): ***Federal Security Market Commission.***

2.4. The issuer's control body that has passed a resolution on payment (declaration) of dividends on the issuer's shares: ***annual general shareholders' meeting of Open Joint-Stock Company "Novolipetsk Steel" by the results of 2005***

2.5. Date of passing a resolution on payment (declaration) of dividends on the issuer's shares: ***06.06.2006***

2.6. Date of compiling the Minutes of meeting of the issuer's authorized control body, where the resolution on payment (declaration) of dividends on the issuer's shares was passed: ***06.06.2006***

2.7. The total amount of dividends accrued on the issuer's shares of a certain category (type): ***17 979 681 720 (Seventeen billion nine hundred and seventy nine million six hundred and eighty one thousand seven hundred and twenty) rubles on the Company's common shares. Considering the interim dividends paid for 1H 2005 in the amount of 5 993 227 240 (Five billion nine hundred and ninety three million two hundred and twenty seven thousand two hundred and forty) rubles, to pay additionally 11 986 454 480 (Eleven billion nine hundred and eighty six million four hundred and fifty four thousand four hundred and eighty) rubles.***

Amount of dividends accrued per issuer's share of a certain category (type): ***3 rubles per common share. Considering the interim dividends paid for 1H 2005 in the amount of 1 ruble per common share to pay additionally 2 rubles per common share.***

2.8. Form of payment under the issuer's securities: ***monetary.***

2.9. Maturity date of yield payment on the issuer's securities (dividends on shares), and in case the liabilities on yield payment on securities should be met by the issuer within a certain time period – expiry date of this period: ***till 4 September 2006.***

2.10. Content of the issuer's obligations, and in case of liabilities or other obligations, which can be expressed in monetary terms - the amount of this liability:

To declare dividends for 2005 on placed common shares in monetary form in the amount of 3 rubles per common share. Considering the interim dividends paid for 1H 2005 in the amount of 1 ruble per common share to pay additionally 2 rubles per common share. The dividends shall be paid till 4 September 2006 by funds transfer:

- ***for legal entities (shareholders) – cashless transfer of funds according to the payment details specified in the questionnaire of the registered entity kept by the Company's Registrar;***
- ***for individuals – employees of OJSC "NLMK" (shareholders) – cashless transfer of funds according to the details of the "Salary" bank account or in cash at the Company's cash desk;***
- ***for other individuals (shareholders) – via OJSC "Lipetskcombank" (by cashless transfer of funds according to the bank account details specified in the questionnaire of the registered individual kept by the Company Registrar or in cash at the cash desk of OJSC "Lipetskcombank").***

2.11. The fact of liability settlement or non-settlement (default) by the issuer:

As at 4 September 2006 the amount of 17 900 763 994 (Seventeen billion nine hundred million seven hundred and sixty three thousand nine hundred and ninety four) rubles have been paid on the Company's common shares in 2005, including interim dividends for 1H 2005 - 5 976 920 574 (Five billion nine hundred and seventy six million nine hundred and twenty thousand five hundred and seventy four) rubles.

2.12. In case the issuer is in default – the cause of default, and for liabilities and other obligations, which can be expressed in monetary terms – the amount of this obligation covered by the default:

The amount of accrued but not paid dividends on the Company's common shares in 2005 makes 78 917 726 (Seventy eight million nine hundred and seventeen thousand seven hundred and twenty six) rubles, including interim dividends for 1H 2005 – 16 306 666 (Sixteen million three hundred and six thousand six hundred and sixty six) rubles. Cause of default: non-submission of bank details by the individuals entitled to dividends for receiving them in cashless form to the Register of NLMK's Shareholders, as well as failure of shareholders to come to OJSC "Lipetskcombank" to receive dividends in cash.

3. Signature

3.1. ***President (Chairman of the Management Board)***
Open Joint-Stock Company
"Novolipetsk Steel" ________________ ***A.A. Lapshin***
(signature)

3.2. ***Date "04" September 2006*** *Stamp*

STATEMENT OF DATA THAT MAY HAVE A SIGNIFICANT IMPACT ON THE JOINT-STOCK COMPANY'S SECURITY PRICE

RECEIVED

2006 OCT 31 P 3:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

1. General

1.1. Full trade name of the issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***
1.2. Short trade name of the issuer: ***OJSC "NLMK"***
1.3. Location of the issuer: ***Russian Federation***
1.4. Principal State Registration Number of the issuer: ***1024800823123***
1.5. Taxpayer's Identification Number (TIN): ***4823006703***
1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***
1.7. Website of the issuer used for information disclosure purposes:
www.nlmk.ru/rus/index/quarterindex.php3
1.8. Periodical(s) used by the issuer for publications: ***In accordance with the Regulations on Information Disclosure by Security Issuers, approved by the Order of the Federal Financial Markets Service dd.16.03.2005 No. 05-5/pz-n, statements of data, which can have a significant impact on the joint-stock company's security price, are not published in any periodicals.***

2. Content of Statement

Information on decisions made by the Board of Directors (Supervisory Board) of the Open Joint-Stock Company:

2.1. Date of meeting the Board of Directors (Supervisory Board) of the Open Joint-Stock Company, at which the subject decisions were made: ***15.08.2006***
2.2. Date and number of Minutes of the meeting of the Board of Directors (Supervisory Board) of the Open Joint-Stock Company, at which the subject decisions were made: ***15.08.2006, Minutes No. 145.***
2.3. Content of decisions made by the Board of Directors (Supervisory Board) of the Open Joint-Stock Company:

I). Convene an extraordinary general NLMK shareholders' meeting on September 29, 2006 (last date of voting ballots submission), in the form of absentee vote, with the following agenda:
1. On the payout (announcement) of dividends by the results of the Ist half 2006 on outstanding common shares of OJSC NLMK.

II). List of persons entitled to participate in the extraordinary general NLMK shareholders' meeting shall be compiled on the basis of data from Register of NLMK registered stock holders as at 24-00 August 15, 2006.

III). Recommend the GSM to approve the decision on dividend payment by the results of the Ist half 2006 on NLMK's outstanding common shares with monetary funds at the rate RUR 1.50 (One ruble fifty copecks) per common share. Dividends have to be paid till December 28, 2006 by transfer of cash as follows:

- for legal entities (shareholders) – at NLMK's discretion – in Rubles or in foreign currency at the official CB RF exchange rate effective on the last working day preceding the payout day – in non-cash mode, to the bank details specified in the particulars of the registered person held by the Company's Registrar, or in the special written application of a shareholder – foreign investor, received at NLMK before the payout date;
- for physical persons – NLMK employees (shareholders) – in non-cash mode, to the bank details of "Zarplatnyi" (salary) account or in cash in NLMK's cash-office;
- for all other physical persons (shareholders) – via OJSC "Lipetskcombank" (in non-cash mode to the payment details of bank accounts specified in the particulars of the registered person held by the Company's Registrar, or alternatively in cash office of OJSC "Lipetskcombank".

NLMK undertakes the expenses related to funds transfers.

IV). Approve the list of documents and activities related to the preparation and holding of the extraordinary NLMK's GSM in the form of absentee vote on September 29, 2006 (last date of voting ballots submission)

3. Signature

3.1. ***Authorized Representative of OJSC "NLMK" by virtue of Proxy No.8 dd.10.01.2006*** ________________ (signature) ***V.A. Loskutov***

3.2. ***Date August "16" 2006*** *Stamp*

MATERIAL FACT STATEMENT
"CLOSING DATES OF THE ISSUER'S REGISTER"

1. General

1.1. Full trade name of the issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***
1.2. Short trade name of the issuer: ***OJSC "NLMK"***
1.3. Location of the issuer: ***Russian Federation***
1.4. Principal State Registration Number of the issuer: ***1024800823123***
1.5. Taxpayer's Identification Number (TIN): ***4823006703***
1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***
1.7. Website of the issuer used for information disclosure purposes:
www.nlmk.ru/rus/index/quarterindex.php3
1.8. Periodical(s) used by the issuer for publications: ***newspaper "Gazeta MG", "Supplement to the Bulletin of the Federal Financial Markets Service"***

1.9. Material fact code: ***0800102A15082006***

2. Content of Statement

2.1. Kind, category (type), series and other identifications of registered securities: ***common registered book-entry shares.***
State registration number: ***1-01-00102-A***
Date of state registration: ***09.04.2004***
2.2. Objective of compiling a list of registered security holders: ***for the purpose of the extraordinary general shareholders' meeting of Open Joint-Stock Company "Novolipetsk Steel", which will take place on 29 September 2006 (final date of the voting ballot acceptance).***
2.3. Effective date of the list of registered security holders: ***00:00, 15 August 2006.***
2.4. Date of compiling and number of the Minutes of the issuer's authorized control body meeting (session), where the decision on the date of compiling a list of registered security holders of the issuer was made: ***15 August 2006, Minutes No. 145 of the Board of Directors Meeting of OJSC "NLMK".***

3. Signature

3.1. ***Authorized Representative of OJSC "NLMK" by virtue of Proxy No.8 dd.10.01.2006*** _______________ (signature) ***V.A. Loskutov***

3.2. ***Date "16" August 2006*** *Stamp*

STATEMENT OF DATA THAT MAY HAVE A SIGNIFICANT IMPACT ON THE JOINT-STOCK COMPANY'S SECURITY PRICE

1. General

1.1. Full trade name of the issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***
1.2. Short trade name of the issuer: ***OJSC "NLMK"***
1.3. Location of the issuer: ***Russian Federation***
1.4. Principal State Registration Number of the issuer: ***1024800823123***
1.5. Taxpayer's Identification Number (TIN): ***4823006703***
1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***
1.7. Website of the issuer used for information disclosure purposes:
www.nlmk.ru/rus/index/quarterindex.php3
1.8. Periodical(s) used by the issuer for publications: ***In accordance with the Regulations on Information Disclosure by Security Issuers, approved by the Order of the Federal Financial Markets Service dd.16.03.2005 No. 05-5/pz-n, statements of data, which can have a significant impact on the joint-stock company's security price, are not published in any periodicals.***

2. Content of Statement

On purchase of share in the authorized capital (unit trust) of another commercial organization by the joint-stock company, equal to not less than 5%, or not less than 5% of common shares of another joint-stock company, as well as on changes in this share, if, as a result, the share becomes more or less than 5, 10, 15, 20, 25, 30, 50 or 75%:

2.1. Full trade name of the commercial organization, in whose authorized capital the joint-stock company' shareholding (percentage of common shares held by the joint-stock company) has changed: ***Open Joint-Stock Company "KMAruda"***
2.2. Location of the commercial organization, in whose authorized capital the joint-stock company's shareholding (percentage of common shares held by the joint-stock company) has changed: ***Gubkin, Belgorod Region, Russia***
2.3. Shareholding of the joint-stock company in the authorized capital of the a/m organization before the change: ***92.04%***
2.4. Percentage of common shares of the a/m organization held by the joint-stock company before the change: ***92.04%***
2.5. Shareholding of the joint-stock company in the authorized capital of the a/m organization after the change: ***41%***
2.6. Percentage of common shares of the a/m organization held by the joint-stock company after the change: ***41%***
2.7. Date of changing the joint-stock company's shareholding in the authorized capital of the a/m organization: ***01.09.2006.***

Note:
In line with the sale contracts 32.04% of shares of OJSC "KMAruda" held by OJSC "NLMK" shall be purchased by "Lesser Enterprises Limited", 60% – by OJSC "KOKS". The settlements with OJSC "KOKS" shall be effected in two stages. The transfer of title for the shareholding in OJSC "KMAruda" equal to 41% of the authorized capital and final closing of the deal shall take place upon obtaining all the required approvals from state regulating authorities by OJSC "KOKS".

3. Signature

3.1. ***Authorized Representative of OJSC "NLMK" by virtue of Proxy No.8 dd.10.01.2006*** ________________ ***V.A. Loskutov***
(signature)

3.2. ***Date "01" September 2006*** Stamp

STATEMENT OF DATA THAT MAY HAVE A SIGNIFICANT IMPACT ON THE JOINT-STOCK COMPANY'S SECURITY PRICE

1. General

1.1. Full trade name of the issuer: ***Open Joint-Stock Company "Novolipetsk Steel"***
1.2. Short trade name of the issuer: ***OJSC "NLMK"***
1.3. Location of the issuer: ***Russian Federation***
1.4. Principal State Registration Number of the issuer: ***1024800823123***
1.5. Taxpayer's Identification Number (TIN): ***4823006703***
1.6. Unique code of the issuer assigned by the registering authority: ***00102-A***
1.7. Website of the issuer used for information disclosure purposes:
www.nlmk.ru/rus/index/quarterindex.php3
1.8. Periodical(s) used by the issuer for publications: ***In accordance with the Regulations on Information Disclosure by Security Issuers, approved by the Order of the Federal Financial Markets Service dd.16.03.2005 No. 05-5/pz-n, statements of data, which can have a significant impact on the joint-stock company's security price, are not published in any periodicals.***

2. Content of Statement

On purchase of a share in the authorized capital (unit trust) of another commercial organization by the joint-stock company, equal to not less than 5%, or not less than 5% of common shares of another joint-stock company, as well as on changes in this share, if, as a result, the share becomes more or less than 5, 10, 15, 20, 25, 30, 50 or 75%:

2.1. Full trade name of the commercial organization, where the joint-stock company has purchased shareholding: ***Limited Liability Company "VIZ-Stal"***
2.2. Location of the commercial organization, where the joint-stock company has purchased shareholding: ***28, ul. Kirova, Yekaterinburg 620219, Russia***
2.3. Shareholding of the joint-stock company in the authorized capital of the a/m organization before the change: ***0%***
2.4. Shareholding of the joint-stock company in the authorized capital of the a/m organization after the change: ***100%***
2.5. Date of changing the shareholding of the joint-stock company in the authorized capital of the a/m organization: ***14.08.2006.***

3. Signature

3.1. ***Authorized Representative of OJSC "NLMK" by virtue of Proxy No.8 dd.10.01.2006*** ________________ (signature) ***V.A. Loskutov***

3.2. ***Date "15" August 2006*** Stamp